FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
 (Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated March 27, 2008, regarding the reaching of an agreement between Santander and GE.

Press Release
Santander and GE reach preliminary agreement
•	The Bank will acquire GE Money’s businesses in Germany, Finland and Austria and its card and auto financing business in the UK.

•	GE Commercial Finance will acquire Interbanca, the Italian commercial bank assigned to Santander in ABN Amro’s asset distribution.
Madrid/London, March 27th, 2008 — Banco Santander and GE, through its GE Money and Commercial Finance business units, have reached a preliminary agreement on the acquisition of certain businesses from each other valued at EUR 1 billion.
Under the terms of the preliminary agreement, Banco Santander would acquire GE Money’s units in Germany, Finland and Austria, and its card and auto businesses in the UK, while, GE Commercial Finance would acquire Interbanca, the Italian commercial bank assigned to Santander as part of the distribution of assets following the acquisition, together with Royal Bank of Scotland and Fortis, of ABN Amro.
Banco Santander expects to integrate the GE Money units acquired, with total assets of EUR 9 billion, into Santander Consumer Finance and Santander Cards. Interbanca would become part of GE Commercial Finance, providing GE with an enhanced capability to service mid-market banking businesses in Italy.
“We believe this agreement is in the best interest of GE Money, our individual businesses, and GE’s shareholders, and allows us to optimize our own portfolio for continued growth and investment, while meeting GE’s strategic objective of redeploying assets within financial services,” said William H. Cary, President & CEO of GE Money.
“This transaction will enable Banco Santander to continue consolidating Santander Consumer Finance as a European leader in consumer finance,” said Magda Salarich, Senior Executive Vice-President and head of the Santander Consumer Finance Division.
The transactions are subject to the completion of a definitive agreement and certain regulatory approvals.

Comunicación Externa
Ciudad Grupo Santander — Edif.Arrecife, 2a Planta. 28660
Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 27, 2008	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez Title: Executive Vice President